Exhibit 99.3

Healthpeak®



Discussion and Reconciliation of Non-GAAP Financial Measures

December 31, 2024

(Unaudited)

Adjusted Fixed Charge Coverage Fixed Charge Coverage Adjusted EBITDAre divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and our ability to meet interest payments on our outstanding debt and pay dividends to our preferred stockholders, if applicable. Our various debt agreements contain covenants that require us to maintain ratios similar to Adjusted Fixed Charge Coverage and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain of our debt instruments. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Fixed Charge Coverage Adjusted EBITDAre and Fixed Charges.

Adjusted Funds From Operations ("AFFO") AFFO is defined as FFO as Adjusted after excluding the impact of the following: (i) stock-based compensation amortization expense, (ii) amortization of deferred financing costs and debt discounts (premiums), (iii) straight-line rents, (iv) deferred income taxes, (v) amortization of above (below) market lease intangibles, net, and (vi) other AFFO adjustments, which include: (a) lease incentive amortization (reduction of straight-line rents), (b) actuarial reserves for insurance claims that have been incurred but not reported, and (c) amortization of deferred revenues, excluding amounts amortized into rental income that are associated with tenant funded improvements owned/recognized by us and up-front cash payments made by tenants to reduce their contractual rents. Also, AFFO is computed after deducting recurring capital expenditures, including second generation leasing costs and second generation tenant and capital improvements ("AFFO capital expenditures"). All adjustments are reflective of our pro rata share of both our consolidated and unconsolidated joint ventures (reported in "other AFFO adjustments"). We reflect our share of AFFO for unconsolidated joint ventures by applying our actual ownership percentage for the period to the applicable reconciling items on an entity by entity basis. We reflect our share for consolidated joint ventures in which we do not own 100% of the equity by adjusting our AFFO to remove the third-party ownership share of the applicable reconciling items based on actual ownership percentage for the applicable periods. See "Nareit FFO" below for further disclosures regarding our use of pro rata share information and its limitations. We believe AFFO is an alternative run-rate performance measure that improves the understanding of our operating results among investors and makes comparisons with: (i) expected results, (ii) results of previous periods, and (iii) results among REITs more meaningful. AFFO does not represent cash generated from operating activities determined in accordance with GAAP and is not indicative of cash available to fund cash needs as it excludes the following items which generally flow through our cash flows from operating activities: (i) adjustments for changes in working capital or the actual timing of the payment of income or expense items that are accrued in the period, (ii) transaction-related costs, (iii) litigation settlement expenses, and (iv) restructuring and severance-related charges. Furthermore, AFFO is adjusted for recurring capital expenditures, which are generally not considered when determining cash flows from operations or liquidity. Other REITs or real estate companies may use different methodologies for calculating AFFO, and accordingly, our AFFO may not be comparable to those reported by other REITs. Management believes AFFO provides a meaningful supplemental measure of our performance and is frequently used by analysts, investors, and other interested parties in the evaluation of our performance as a REIT, and by presenting AFFO, we are assisting these parties in their evaluation. AFFO is a non-GAAP supplemental financial measure and should not be considered as an alternative to net income (loss) determined in accordance with GAAP and should only be considered together with and as a supplement to our financial information prepared in accordance with GAAP.

Adjusted Net Operating Income and Cash (Adjusted) Net Operating Income ("NOI") Adjusted NOI is a non-U.S. generally accepted accounting principles ("GAAP") supplemental financial measure used to evaluate the operating performance of real estate. Adjusted NOI represents real estate revenues (inclusive of rental and related revenues, resident fees and services, and government grant income and exclusive of interest income), less property level operating expenses; Adjusted NOI excludes all other financial statement amounts included in net income (loss). Adjusted NOI eliminates the effects of straight-line rents, amortization of market lease intangibles, termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee income and expense. Adjusted NOI is calculated as Adjusted NOI from consolidated properties, plus our share of Adjusted NOI from unconsolidated joint ventures (calculated by applying our actual ownership percentage for the period), less noncontrolling interests' share of Adjusted NOI from consolidated joint ventures (calculated by applying our actual ownership percentage for the period). We utilize our share of Adjusted NOI in assessing our performance as we have various joint ventures that contribute to our performance. Our share of Adjusted NOI should not be considered a substitute for, and should only be considered together with and as a supplement to, our financial information presented in accordance with GAAP.

Adjusted NOI is oftentimes referred to as "Cash NOI." Management believes Adjusted NOI is an important supplemental measure because it provides relevant and useful information by reflecting only income and operating expense items that are incurred at the property level and presents them on an unlevered basis. We use Adjusted NOI to make decisions about resource allocations, to assess and compare property level performance, and to evaluate our Merger-Combined Same-Store ("Merger-Combined SS") performance, as described below. We believe that net income (loss) is the most directly comparable GAAP measure to Adjusted NOI. Adjusted NOI should not be viewed as an alternative measure of operating performance to net income (loss) as defined by GAAP since it does not reflect various excluded items. Further, our definition of Adjusted NOI may not be comparable to the definitions used by other REITs or real estate companies, as they may use different methodologies for calculating Adjusted NOI.

Operating expenses generally relate to leased outpatient medical and lab buildings, as well as CCRC facilities. We generally recover all or a portion of our leased outpatient medical and lab property expenses through tenant recoveries, which are recognized within rental and related revenues.

Consolidated Debt The carrying amount of bank line of credit, commercial paper, term loans, senior unsecured notes, and mortgage debt, as reported in our consolidated financial statements.

Consolidated Gross Assets The carrying amount of total assets, excluding investments in and advances to our unconsolidated JVs, after adding back accumulated depreciation and amortization, as reported in our consolidated financial statements. Consolidated Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Consolidated Secured Debt Mortgage and other debt secured by real estate, as reported in our consolidated financial statements.

Continuing Care Retirement Community ("CCRC") A senior housing facility which provides at least three levels of care (i.e., independent living, assisted living and skilled nursing).

Debt Investments Loans secured by a direct interest in real estate and mezzanine loans.



Development Includes ground-up construction. Newly completed developments are considered fully operating once the property is placed in service.

EBITDAre, Adjusted EBITDAre, and Fixed Charge Coverage Adjusted EBITDAre EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by the National Association of Real Estate Investment Trusts ("Nareit") and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property. Adjusted EBITDAre is defined as EBITDAre excluding other impairments (recoveries) and other losses (gains), transaction and merger-related items, prepayment costs (benefits) associated with early retirement or payment of debt, restructuring and severance-related charges, litigation costs (recoveries), casualty-related charges (recoveries), stock-based compensation amortization expense, and foreign currency remeasurement losses (gains), adjusted to reflect the impact of transactions that closed during the period as if the transactions were completed at the beginning of the period. Fixed Charge Coverage Adjusted EBITDAre is defined as Adjusted EBITDAre excluding the adjustment to reflect the impact of transactions that closed during the period as if the transactions were completed at the beginning of the period. EBITDAre, Adjusted EBITDAre, and Fixed Charge Coverage Adjusted EBITDAre include our pro rata share of our unconsolidated JVs presented on the same basis. We consider EBITDAre and Adjusted EBITDAre important supplemental measures to net income (loss) because they provide an additional manner in which to evaluate our operating performance and serve as additional indicators of our ability to service our debt obligations. Net income (loss) is the most directly comparable U.S. generally accepted accounting principles ("GAAP") measure to EBITDAre and Adjusted EBITDAre.

Enterprise Debt Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Enterprise Gross Assets Consolidated Gross Assets plus our pro rata share of total gross assets from our unconsolidated JVs, after adding back accumulated depreciation and amortization. Enterprise Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Enterprise Secured Debt Consolidated Secured Debt plus our pro rata share of mortgage debt from our unconsolidated JVs. Enterprise Secured Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of Enterprise Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Entrance Fees Certain of our CCRC communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For net income, NOI, Adjusted NOI, Nareit FFO, FFO as Adjusted, and AFFO, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as liabilities.

Financial Leverage Enterprise Debt divided by Enterprise Gross Assets. Financial Leverage is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share information is calculated by applying our actual ownership percentage for the period and excludes debt funded by us to our JVs. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Fixed Charges Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges also includes our pro rata share of the interest expense plus capitalized interest plus preferred stock dividends (if applicable) of our unconsolidated JVs. Fixed Charges is a supplemental measure of our interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications, as, among other things, it does not include all contractual obligations.

Funds From Operations ("Nareit FFO") and FFO as Adjusted *Nareit FFO.* Funds from Operations ("FFO"), as defined by the National Association of Real Estate Investment Trusts ("Nareit"), is net income (loss) applicable to common shares (computed in accordance with GAAP), excluding gains or losses from sales of depreciable property, including any current and deferred taxes directly associated with sales of depreciable property, impairments of, or related to, depreciable real estate, plus real estate-related depreciation and amortization, and adjustments to compute our share of Nareit FFO from joint ventures. Adjustments for joint ventures are calculated to reflect our pro rata share of both our consolidated and unconsolidated joint ventures. We reflect our share of Nareit FFO for unconsolidated joint ventures by applying our actual ownership percentage for the period to the applicable reconciling items on an entity by entity basis. For consolidated joint ventures in which we do not own 100%, we reflect our share of the equity by adjusting our Nareit FFO to remove the third-party ownership share of the applicable reconciling items based on actual ownership percentage for the applicable periods. Our pro rata share information is prepared on a basis consistent with the comparable consolidated amounts, is intended to reflect our proportionate economic interest in the operating results of properties in our portfolio and is calculated by applying our actual ownership percentage for the period. We do not control the unconsolidated joint ventures, and the pro rata presentations of reconciling items included in Nareit FFO do not represent our legal claim to such items. The joint venture members or partners are entitled to profit or loss allocations and distributions of cash flows according to the joint venture agreements, which provide for such allocations generally according to their invested capital.

The presentation of pro rata information has limitations, which include, but are not limited to, the following: (i) the amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses and (ii) other companies in our industry may calculate their pro rata interest differently, limiting the usefulness as a comparative measure. Because of these limitations, the pro rata financial information should not be considered independently or as a substitute for our financial statements as reported under GAAP. We compensate for these limitations by relying primarily on our GAAP financial statements, using the pro rata financial information as a supplement.



We believe Nareit FFO applicable to common shares and diluted Nareit FFO applicable to common shares are important supplemental non-GAAP measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets utilizes straight-line depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that use historical cost accounting for depreciation could be less informative. The term Nareit FFO was designed by the REIT industry to address this issue.

Nareit FFO does not represent cash generated from operating activities in accordance with GAAP, is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income (loss). We compute Nareit FFO in accordance with the current Nareit definition; however, other REITs may report Nareit FFO differently or have a different interpretation of the current Nareit definition from ours. For a reconciliation of net income (loss) to Nareit FFO and other relevant disclosures, refer to "Non-GAAP Financial Measures Reconciliations" below.

FFO as Adjusted. In addition, we present Nareit FFO on an adjusted basis before the impact of non-comparable items including, but not limited to, transaction and merger-related items, other impairments (recoveries) and other losses (gains), restructuring and severance-related charges, prepayment costs (benefits) associated with early retirement or payment of debt, litigation costs (recoveries), casualty-related charges (recoveries), deferred tax asset valuation allowances, and changes in tax legislation ("FFO as Adjusted"). These adjustments are net of tax, when applicable, and are reflective of our share of our joint ventures. Adjustments for joint ventures are calculated to reflect our pro rata share of both our consolidated and unconsolidated joint ventures. We reflect our share of FFO as Adjusted for unconsolidated joint ventures by applying our actual ownership percentage for the period to the applicable reconciling items on an entity by entity basis. We reflect our share for consolidated joint ventures in which we do not own 100% of the equity by adjusting our FFO as Adjusted to remove the third-party ownership share of the applicable reconciling items based on actual ownership percentage for the applicable periods. See "Nareit FFO" above for further disclosures regarding our use of pro rata share information and its limitations. Transaction and merger-related items include transaction expenses and gains/charges incurred as a result of mergers and acquisitions and lease amendment or termination activities. Prepayment costs (benefits) associated with early retirement of debt include the write-off of unamortized deferred financing fees, or additional costs, expenses, discounts, make-whole payments, penalties or premiums incurred as a result of early retirement or payment of debt. Other impairments (recoveries) and other losses (gains) include interest income associated with early and partial repayments of loans receivable and other losses or gains associated with non-depreciable assets including goodwill, undeveloped land parcels, and loans receivable. Management believes that FFO as Adjusted provides a meaningful supplemental measurement of our FFO run-rate and is frequently used by analysts, investors, and other interested parties in the evaluation of our performance as a REIT. At the same time that Nareit created and defined its FFO measure for the REIT industry, it also recognized that "management of each of its member companies has the responsibility and authority to publish financial information that it regards as useful to the financial community." We believe stockholders, potential investors, and financial analysts who review our operating performance are best served by an FFO run-rate earnings measure that includes certain other adjustments to net income (loss), in addition to adjustments made to arrive at the Nareit defined measure of FFO. FFO as Adjusted is used by management in analyzing our business and the performance of our properties and we believe it is important that stockholders, potential investors, and financial analysts understand this measure used by management. We use FFO as Adjusted to: (i) evaluate our performance in comparison with expected results and results of previous periods, relative to resource allocation decisions, (ii) evaluate the performance of our management, (iii) budget and forecast future results to assist in the allocation of resources, (iv) assess our performance as compared with similar real estate companies and the industry in general, and (v) evaluate how a specific potential investment will impact our future results. Other REITs or real estate companies may use different methodologies for calculating an adjusted FFO measure, and accordingly, our FFO as Adjusted may not be comparable to those reported by other REITs.

Investment and Portfolio Investment Represents: (i) the carrying amount of real estate assets and intangibles, after adding back accumulated depreciation and amortization and (ii) the carrying amount of Debt Investments. Portfolio Investment also includes our pro rata share of the real estate assets and intangibles held in our unconsolidated JVs, presented on the same basis as Investment, and excludes noncontrolling interests' pro rata share of the real estate assets and intangibles held in our consolidated JVs, presented on the same basis. Investment and Portfolio Investment include land held for development.

Merger-Combined Same-Store ("SS") Merger-Combined Same-Store Cash (Adjusted) NOI includes legacy Physicians Realty Trust properties that met the same-store criteria as if they were owned by the Company for the full analysis period. This information allows our investors, analysts, and Company management to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our portfolio of properties, excluding properties within the other non-reportable segments. We include properties from our consolidated portfolio, as well as properties owned by our unconsolidated joint ventures in Merger-Combined Same-Store Adjusted NOI (see Cash (Adjusted) NOI definitions above for further discussion regarding our use of pro-rata share information and its limitations). Properties are included in Merger-Combined Same-Store once they are fully operating for the entirety of the comparative periods presented. A property is removed from Merger-Combined Same-Store when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event that significantly impacts operations, or a significant tenant relocates from a Merger-Combined Same-Store property to a Merger-Combined non Same-Store property and that change results in a corresponding increase in revenue. We do not report Merger-Combined Same-Store metrics for our other non-reportable segments.

Management believes that continued reporting of the same-store portfolio for only pre-merger Healthpeak Properties, Inc. offers minimal value to investors who are seeking to understand the operating performance and growth potential of the combined company. The Company was provided access to the underlying financial statements of legacy Physicians Realty Trust (which financial statements have been audited or, in the case of interim periods, reviewed) and other detailed information about each property, such as the acquisition date. Based on this available information, the Company was able to consistently apply its same-store definition across the combined portfolio. As a result of the merger, approximately 98% of the combined portfolio is represented in the Merger-Combined Same-Store presentation for the outpatient medical segment.

Merger-Combined Same-Store Cash (Adjusted) NOI Merger-Combined Same-Store Cash (Adjusted) NOI is Merger-Combined Same-Store Cash Real Estate Revenues less Merger-Combined Same-Store Cash Operating Expenses.

Merger-Combined Same-Store Cash Operating Expenses Merger-Combined Same-Store Cash Operating Expenses are non-GAAP supplemental measures. Merger-Combined Same-Store Cash Operating Expenses represent property level operating expenses (which exclude transition costs) and exclude certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis. Merger-Combined Same-Store Cash Operating Expenses include consolidated operating expenses plus the Company's pro rata share of



operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of operating expenses from consolidated JVs. Merger-Combined Same-Store Cash Operating Expenses eliminates the effects of straight-line rents, lease termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee expense.

Merger-Combined Same-Store Cash Real Estate Revenues Merger-Combined Same-Store Cash Real Estate Revenues are non-GAAP supplemental measures. Merger-Combined Same-Store Cash Real Estate Revenues include rental related revenues, resident fees and services and exclude amortization of deferred revenue from tenant-funded improvements. Merger-Combined Same-Store Cash Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis. Merger-Combined Same-store Cash Real Estate Revenues eliminates the effects of straight-line rents, amortization of market lease intangibles, lease termination fees, and the impact of deferred community fee income.

Net Debt Enterprise Debt less the carrying amount of cash and cash equivalents, restricted cash, and expected net proceeds from the future settlement of shares issued through our equity forward contracts, as reported in our consolidated financial statements and our pro rata share of cash and cash equivalents and restricted cash from our unconsolidated JVs. Consolidated Debt is the most directly comparable GAAP measure to Net Debt. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Net Debt to Adjusted EBITDAre Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

Portfolio Adjusted NOI Portfolio Adjusted NOI is Portfolio Cash Real Estate Revenues less Portfolio Cash Operating Expenses.

Portfolio Cash Operating Expenses Portfolio Cash Operating Expenses are non-GAAP supplemental measures. Portfolio Cash Operating Expenses represent property level operating expenses (which exclude transition costs). Portfolio Cash Operating Expenses include consolidated operating expenses plus the Company's pro rata share of operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of operating expenses from consolidated JVs. Portfolio Cash Operating Expenses eliminates the effects of straight-line rents, lease termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee expense.

Portfolio Cash Real Estate Revenues Portfolio Cash Real Estate Revenues are non-GAAP supplemental measures. Portfolio Cash Real Estate Revenues include rental related revenues, resident fees and services, and government grant income which is included in Other income (expense), net in our Consolidated Statement of Operations. Portfolio Cash Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis. Portfolio Cash Real Estate Revenues eliminates the effects of straight-line rents, amortization of market lease intangibles, lease termination fees, and the impact of deferred community fee income.

Portfolio Income Cash (Adjusted) NOI plus interest income plus our pro rata share of Cash (Adjusted) NOI from our unconsolidated JVs less noncontrolling interests' pro rata share of Cash (Adjusted) NOI from consolidated JVs. Management believes that Portfolio Income is an important supplemental measure because it provides relevant and useful information regarding our performance; specifically, it is a measure of our property level profitability of the Company inclusive of interest income. Management believes that net income (loss) is the most directly comparable GAAP measure to Portfolio Income. Portfolio Income should not be viewed as an alternative measure of operating performance to net income (loss) as defined by GAAP since it does not reflect various excluded items.

Projected Stabilized Cash Yield Projected Cash (Adjusted) NOI at stabilization divided by the expected total development costs. Management considers Projected Stabilized Yield a useful metric for investors as it helps provide context to the expected effects that development projects will have on the Company's future performance once stabilized.

Redevelopment Properties that incur major capital expenditures to significantly improve, change the use, or reposition the property pursuant to a formal redevelopment plan. Newly completed redevelopments, are considered fully operating once the property is placed in service. Redevelopment costs include only the incremental costs for the project.

REVPOR The 3-month average Cash Real Estate Revenues per occupied unit for the most recent period available. REVPOR excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the Other portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share. All facility occupancy data was derived solely from information provided by operators without independent verification by us. REVPOR relates to our Other non-reportable segment. REVPOR is a metric used to evaluate the revenue-generating capacity and profit potential of our other assets independent of fluctuating occupancy rates. It is also used in comparison against industry and competitor statistics, if known, to evaluate the quality of our other assets.

REVPOR CCRC The 3-month average Cash Real Estate Revenues per occupied unit excluding Cash NREFs for the most recent period available. REVPOR CCRC excludes newly completed assets under lease-up, assets sold, or acquired during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. All facility occupancy data was derived solely from information provided by operators without independent verification by us. REVPOR CCRC is a metric used to evaluate the revenue-generating capacity and profit potential of our CCRC assets independent of fluctuating occupancy rates. It is also used in comparison against industry and competitor statistics, if known, to evaluate the quality of our CCRC assets.

RIDEA A structure whereby a taxable REIT subsidiary is permitted to rent a healthcare facility from its parent REIT and hire an independent contractor to operate the facility.

Secured Debt Ratio Enterprise Secured Debt divided by Enterprise Gross Assets. Secured Debt Ratio is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share information is calculated by applying our actual ownership percentage for the period and excludes debt funded by us to our JVs. Our pro rata share of Total Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.



Segments The Company's diverse portfolio is comprised of investments in the following reportable healthcare segments: (i) outpatient medical; (ii) lab; and (iii) continuing care retirement community ("CCRC").

Share of Consolidated Joint Ventures ("JVs") Noncontrolling interests' pro rata share information is prepared by applying noncontrolling interests' actual ownership percentage for the period and is intended to reflect noncontrolling interests' proportionate economic interest in the financial position and operating results of properties in our portfolio.

Share of Unconsolidated Joint Ventures Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio. Certain unconsolidated joint ventures are excluded from leasing statistics when leasing information is not available.



Funds From Operations

In thousands, except per share data

	Three Months Ended December 31,		Year Ended December 31,	
	2024	2023	2024	2023
Net income (loss) applicable to common shares	$ 4,400	$ 70,787	$ 242,384	$ 304,284
Real estate related depreciation and amortization	274,469	188,544	1,057,205	749,901
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	12,441	6,723	44,961	24,800
Noncontrolling interests' share of real estate related depreciation and amortization	(4,622)	(4,610)	(18,328)	(18,654)
Loss (gain) on sales of depreciable real estate, net	8,929	—	(178,695)	(86,463)
Noncontrolling interests' share of gain (loss) on sales of depreciable real estate, net	—	—	—	11,546
Loss (gain) upon change of control, net[1]	—	—	(77,548)	(234)
Taxes associated with real estate dispositions[2]	(1,879)	—	9,633	—
Impairments (recoveries) of depreciable real estate, net	13,118	—	13,118	—
Nareit FFO applicable to common shares	306,856	261,444	1,092,730	985,180
Distributions on dilutive convertible units and other	4,540	2,366	16,211	9,394
Diluted Nareit FFO applicable to common shares	$ 311,396	$ 263,810	$ 1,108,941	$ 994,574
Weighted average shares outstanding - Diluted Nareit FFO	714,648	554,635	689,638	554,559
Impact of adjustments to Nareit FFO:				
Transaction and merger-related items[3]	$ 6,181	$ 10,842	$ 115,105	$ 13,835
Other impairments (recoveries) and other losses (gains), net[4]	(2,360)	(4,407)	9,381	(3,850)
Restructuring and severance-related charges	—	—	—	1,368
Casualty-related charges (recoveries), net[5]	25,260	(3,424)	25,848	(4,033)
Recognition (reversal) of valuation allowance on deferred tax assets[6]	(11,196)	(14,194)	(11,196)	(14,194)
Total adjustments	$ 17,885	$ (11,183)	$ 139,138	$ (6,874)
FFO as Adjusted applicable to common shares	$ 324,741	$ 250,261	$ 1,231,868	$ 978,306
Distributions on dilutive convertible units and other	4,523	2,378	16,061	9,402
Diluted FFO as Adjusted applicable to common shares	$ 329,264	$ 252,639	$ 1,247,929	$ 987,708
Weighted average shares outstanding - Diluted FFO as Adjusted	714,648	554,635	689,638	554,559
FFO as Adjusted applicable to common shares	$ 324,741	$ 250,261	$ 1,231,868	$ 978,306
Stock-based compensation amortization expense	3,608	3,513	15,543	14,480
Amortization of deferred financing costs and debt discounts (premiums)	9,727	3,088	28,974	11,916
Straight-line rents[7]	(8,385)	(1,677)	(41,276)	(14,387)
AFFO capital expenditures	(39,040)	(47,332)	(115,784)	(113,596)
Deferred income taxes	3,846	117	6,176	(816)
Amortization of above (below) market lease intangibles, net	(7,430)	(5,525)	(30,755)	(25,791)
Other AFFO adjustments	(2,832)	(7,486)	(7,778)	(9,335)
AFFO applicable to common shares	284,235	194,959	1,086,968	840,777
Distributions on dilutive convertible units and other	4,540	1,663	16,211	6,581
Diluted AFFO applicable to common shares[8]	$ 288,775	$ 196,622	$ 1,103,179	$ 847,358
Weighted average shares outstanding - Diluted AFFO	714,648	552,810	689,638	552,734



Funds From Operations

In thousands, except per share data

	Three Months Ended December 31,		Year Ended December 31,	
	2024	**2023**	**2024**	**2023**
Diluted earnings per common share	$ 0.01	$ 0.13	$ 0.36	$ 0.56
Depreciation and amortization	0.40	0.35	1.58	1.37
Loss (gain) on sales of depreciable real estate, net	0.01	—	(0.26)	(0.14)
Loss (gain) upon change of control, net[1]	—	—	(0.11)	0.00
Taxes associated with real estate dispositions[2]	0.00	—	0.02	—
Impairments (recoveries) of depreciable real estate, net	0.02	—	0.02	—
Diluted Nareit FFO per common share	$ 0.44	$ 0.48	$ 1.61	$ 1.79
Transaction and merger-related items[3]	0.01	0.02	0.17	0.03
Other impairments (recoveries) and other losses (gains), net[4]	0.00	(0.01)	0.01	(0.01)
Restructuring and severance-related charges	—	—	—	0.01
Casualty-related charges (recoveries), net[5]	0.04	(0.01)	0.04	(0.01)
Recognition (reversal) of valuation allowance on deferred tax assets[6]	(0.03)	(0.02)	(0.02)	(0.03)
Diluted FFO as Adjusted per common share	$ 0.46	$ 0.46	$ 1.81	$ 1.78
Stock-based compensation amortization expense	0.01	0.01	0.02	0.03
Amortization of deferred financing costs and debt discounts (premiums)	0.01	0.01	0.04	0.02
Straight-line rents[7]	(0.01)	0.00	(0.06)	(0.03)
AFFO capital expenditures	(0.06)	(0.10)	(0.16)	(0.20)
Deferred income taxes	0.01	0.00	0.01	0.00
Amortization of above (below) market lease intangibles, net	(0.02)	(0.01)	(0.05)	(0.05)
Other AFFO adjustments	0.00	(0.01)	(0.01)	(0.02)
Diluted AFFO per common share[8]	$ 0.40	$ 0.36	$ 1.60	$ 1.53

---

(1) The year ended December 31, 2024 includes a gain upon change of control related to the sale of a 65% interest in two lab buildings in San Diego, California. The gain upon change of control is included in other income (expense), net in the Consolidated Statements of Operations.

(2) The year ended December 31, 2024 includes non-cash income tax expense related to the sale of a 65% interest in two lab buildings in San Diego, California, partially offset by income tax benefit related to the disposition of a portfolio comprised of a land parcel and various vacant buildings on certain of our CCRC campuses.

(3) The three months and years ended December 31, 2024 and 2023 includes costs related to the merger, which are primarily comprised of advisory, legal, accounting, tax, post-combination severance and stock compensation expense, and other costs of combining operations with Physicians Realty Trust that were incurred during the period. These costs were partially offset by termination fee income for the three months and years ended December 31, 2024 and 2023 associated with Graphite Bio, Inc., which later merged with LENZ Therapeutics, Inc. in March 2024, for which the lease terms were modified to accelerate expiration of the lease to December 2024. Termination fee income is included in rental and related revenues on the Consolidated Statements of Operations, but is excluded from Portfolio Cash Real Estate Revenues and FFO as Adjusted.

(4) The three months and year ended December 31, 2024 and 2023 includes reserves and (recoveries) for expected loan losses recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.

(5) During the three months and year ended December 31, 2024, the Company incurred casualty-related charges associated with Hurricane Milton. Casualty-related charges (recoveries), net are recognized in other income (expense), net, equity income (loss) from unconsolidated joint ventures, and noncontrolling interests' share in earnings in the Consolidated Statements of Operations.

(6) The three months and year ended December 31, 2024 includes the release of a valuation allowance and recognition of a corresponding income tax benefit in connection with a merger of certain taxable REIT subsidiaries. During the three months and year ended December 31, 2023, in conjunction with classifying the assets related to the Callan Ridge JV as held for sale as of December 31, 2023, we concluded it was more likely than not that we would realize the future value of certain deferred tax assets generated by the net operating losses of taxable REIT subsidiaries. Accordingly, during the three months and year ended December 31, 2023, we recognized the reversal of a portion of the associated valuation allowance and recognized a corresponding income tax benefit.

(7) The year ended December 31, 2023 includes an $9 million write-off of straight-line rent receivable associated with Sorrento Therapeutics, Inc., which commenced voluntary reorganization proceedings under Chapter 11 of the U.S. Bankruptcy Code. This activity is reflected as a reduction of rental and related revenues in the Consolidated Statements of Operations.

(8) Beginning in the first quarter of 2025, we will report AFFO under our revised definition, which includes an adjustment for CCRC non-refundable entrance fee cash collections in excess of the related amortization. Under this revised definition, diluted AFFO applicable to common shares would be $311.9 million and $205.5 million, respectively, and diluted AFFO per common share would be $0.44 and $0.37, respectively, for the three months ended December 31, 2024 and 2023. Under this revised definition, diluted AFFO applicable to common shares would be $1.16 billion and $890.8 million, respectively, and diluted AFFO per common share would be $1.68 and $1.61, respectively, for the years ended December 31, 2024 and 2023.



2025 Guidance[1]

Per share data

	2025 Guidance Ranges			
	Low		High	
Diluted earnings per common share	$	0.30	$	0.36
Real estate related depreciation and amortization		1.47		1.47
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures		0.07		0.07
Noncontrolling interests' share of real estate related depreciation and amortization		(0.02)		(0.02)
Loss (gain) on sales of depreciable real estate, net		(0.01)		(0.01)
Diluted Nareit FFO per common share	$	1.81	$	1.87
Diluted FFO as Adjusted per common share	$	1.81	$	1.87

---

(1) The foregoing projections reflect management's view of current and future market conditions as of February 3, 2025 including assumptions with respect to rental rates, occupancy levels, development items, and the earnings impact of the events referenced in our earnings press release that was issued on February 3, 2025. However, these projections do not reflect the impact of unannounced future transactions, except as described herein. Our actual results may differ materially from the projections set forth above. Except as otherwise required by law, management assumes no, and hereby disclaims any, obligation to update any of the foregoing projections as a result of new information or new or future developments.



Reconciliations

2025 Guidance[1]

In millions

For the projected year 2025 (low)

	Total Portfolio
Net Income	$ 242
Real estate related depreciation and amortization	1,036
Loss (gain) on sales of depreciable real estate, net	(3)
Other income, costs, and expense adjustments for Cash (Adjusted) NOI	241
Cash (Adjusted) NOI	**$ 1,516**
Merger-Combined non-SS Adjusted NOI	(110)
Total Merger-Combined Same-Store Cash (Adjusted) NOI[2]	**$ 1,406**

For the projected year 2025 (high)

	Total Portfolio
Net Income	$ 280
Real estate related depreciation and amortization	1,036
Loss (gain) on sales of depreciable real estate, net	(3)
Other income, costs, and expense adjustments for Cash (Adjusted) NOI	241
Cash (Adjusted) NOI	**$ 1,553**
Merger-Combined non-SS Adjusted NOI	(134)
Total Merger-Combined Same-Store Cash (Adjusted) NOI[2]	**$ 1,420**

For the year-ended December 31, 2024

	Total Portfolio
Net Income	$ 267
Real estate related depreciation and amortization	1,057
Loss (gain) on sales of depreciable real estate, net	(179)
Impairments (recoveries) and other losses (gains), net	23
Other income, costs, and expense adjustments for Cash (Adjusted) NOI	329
Cash (Adjusted) NOI	**$ 1,498**
Pre-Merger legacy Physicians Realty Trust Adjusted NOI	53
Merger-Combined non-SS Adjusted NOI	(185)
Total Merger-Combined Same-Store Cash (Adjusted) NOI[2]	**$ 1,365**

Projected Merger-Combined Cash Same-Store for the full year 2025

Low	3.00 %
High	4.00 %

---

(1) The foregoing projections reflect management's view of current and future market conditions as of February 3, 2025 including assumptions with respect to rental rates, occupancy levels, development items, and the earnings impact of the events referenced in our earnings press release that was issued on February 3, 2025. However, these projections do not reflect the impact of unannounced future transactions, except as described herein. Our actual results may differ materially from the projections set forth above. Except as otherwise required by law, management assumes no, and hereby disclaims any, obligation to update any of the foregoing projections as a result of new information or new or future developments. May not foot or recalculate due to the rounding.

(2) Total Merger-Combined Same-Store Cash (Adjusted) NOI include the results from operations of the legacy Physicians Realty Trust properties that met the same-store definition as if they were owned by the Company for the entirety of the periods presented.



Enterprise Gross Assets

In thousands

	December 31, 2024
Consolidated total assets[1]	$ 19,938,255
Investments in and advances to unconsolidated joint ventures	(936,814)
Accumulated depreciation and amortization of real estate	4,083,030
Accumulated amortization of real estate intangibles	651,731
Accumulated depreciation and amortization of real estate assets held for sale	2,815
Consolidated Gross Assets	$ 23,739,017
Healthpeak's share of unconsolidated joint venture gross assets	1,375,383
Enterprise Gross Assets	$ 25,114,400

(1) Consolidated total assets represents total assets on the Consolidated Balance Sheet as of December 31, 2024 presented on page 8 within the Earnings Release and Supplemental Report for the quarter ended December 31, 2024.

Portfolio Investment

In thousands

	December 31, 2024				
	Outpatient Medical	Lab	CCRC	Other	Total
Net real estate	$ 7,054,012	$ 7,168,124	$ 1,609,268	$ —	$ 15,831,404
Real estate assets held for sale, net	7,840	—	—	—	7,840
Intangible assets, net	686,500	55,793	74,961	—	817,254
Accumulated depreciation and amortization of real estate	2,002,521	1,644,660	435,849	—	4,083,030
Accumulated amortization of real estate intangibles assets	316,802	73,212	261,717	—	651,731
Accumulated depreciation and amortization of real estate assets held for sale	2,815	—	—	—	2,815
Healthpeak's share of unconsolidated joint venture gross real estate assets	236,293	576,439	—	480,466	1,293,198
Fully depreciated and amortized real estate and intangibles assets	795,151	575,266	25,912	—	1,396,329
Leasing commissions and other	181,972	110,797	—	—	292,769
Debt investments	—	—	—	688,797	688,797
Real estate intangible liabilities, gross	(241,567)	(190,922)	—	—	(432,489)
Noncontrolling interests' share of consolidated joint venture real estate and related intangibles	(422,465)	—	—	—	(422,465)
Portfolio Investment	$ 10,619,874	$ 10,013,369	$ 2,407,707	$ 1,169,263	$ 24,210,213



Revenues

In thousands

	Three Months Ended				
	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Outpatient Medical	$ 188,835	$ 238,272	$ 332,515	$ 317,659	$ 317,298
Lab	223,497	223,761	214,266	225,592	217,833
CCRC	136,341	138,776	140,891	142,845	145,963
Other	4,979	5,059	6,878	13,126	15,199
Corporate Non-segment	—	692	954	1,175	1,695
Total revenues	**$ 553,652**	**$ 606,560**	**$ 695,504**	**$ 700,397**	**$ 697,988**
Outpatient Medical	—	—	—	—	—
Lab	—	—	—	—	—
CCRC	—	—	—	—	—
Other	(4,979)	(5,059)	(6,878)	(13,126)	(15,199)
Corporate Non-segment	—	(692)	(954)	(1,175)	(1,695)
Less: Interest income and other	**$ (4,979)**	**$ (5,751)**	**$ (7,832)**	**$ (14,301)**	**$ (16,894)**
Outpatient Medical	788	2,739	6,903	7,065	7,334
Lab	3,406	4,861	4,301	5,242	5,329
CCRC	—	—	—	—	—
Other	21,247	21,533	21,378	21,886	21,845
Corporate Non-segment	—	—	—	—	—
Healthpeak's share of unconsolidated joint venture real estate revenues	**$ 25,441**	**$ 29,133**	**$ 32,582**	**$ 34,193**	**$ 34,508**
Outpatient Medical	—	—	—	—	—
Lab	—	—	—	—	—
CCRC	—	—	—	—	—
Other	1	—	—	—	—
Corporate Non-segment	—	—	—	—	—
Healthpeak's share of unconsolidated joint venture government grant income	**$ 1**	**$ —**	**$ —**	**$ —**	**$ —**
Outpatient Medical	(8,710)	(8,876)	(9,341)	(9,734)	(9,692)
Lab	(171)	(163)	(33)	—	—
CCRC	—	—	—	—	—
Other	—	—	—	—	—
Corporate Non-segment	—	—	—	—	—
Noncontrolling interests' share of consolidated joint venture real estate revenues	**$ (8,881)**	**$ (9,039)**	**$ (9,374)**	**$ (9,734)**	**$ (9,692)**

Continued

Healthpeak ® | DOC LISTED NYSE

Revenues

In thousands

	Three Months Ended				
	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Outpatient Medical	$ (3,612)	$ (7,011)	$ (12,101)	$ (12,761)	$ (13,181)
Lab	(10,296)	(21,127)	(12,988)	(16,647)	(12,550)
CCRC	(1)	1	(1)	—	—
Other	(81)	(56)	(18)	(71)	(94)
Corporate Non-segment	—	—	—	—	—
Non-cash adjustments to real estate revenues	$ (13,990)	$ (28,193)	$ (25,108)	$ (29,479)	$ (25,825)
Outpatient Medical	177,301	225,124	317,976	302,229	301,759
Lab	216,436	207,332	205,546	214,187	210,612
CCRC	136,340	138,777	140,890	142,845	145,963
Other	21,167	21,477	21,360	21,815	21,751
Corporate Non-segment	—	—	—	—	—
Portfolio Cash Real Estate Revenues[1]	$ 551,244	$ 592,710	$ 685,772	$ 681,076	$ 680,085
Outpatient Medical	78,391	90,529	—	—	—
Lab	—	—	—	—	—
CCRC	—	—	—	—	—
Other	—	—	—	—	—
Corporate Non-segment	—	—	—	—	—
Pre-Merger legacy Physicians Realty Trust Cash Real Estate Revenue	$ 78,391	$ 90,529	$ —	$ —	$ —
Outpatient Medical	25,035	(30,686)	(30,238)	(11,353)	(8,542)
Lab	(54,226)	(42,644)	(37,160)	(40,554)	(38,762)
CCRC	(257)	(299)	(306)	(304)	(305)
Other	(21,167)	(21,477)	(21,360)	(21,815)	(21,751)
Corporate Non-segment	—	—	—	—	—
Merger-Combined non-SS Cash Real Estate Revenues	$ (50,615)	$ (95,106)	$ (89,064)	$ (74,026)	$ (69,360)
Outpatient Medical	280,727	284,967	287,738	290,876	293,217
Lab	162,210	164,688	168,386	173,633	171,850
CCRC	136,083	138,478	140,584	142,541	145,658
Other	—	—	—	—	—
Corporate Non-segment	—	—	—	—	—
Merger-Combined SS Cash Real Estate Revenues[3]	$ 579,020	$ 588,133	$ 596,708	$ 607,050	$ 610,725

Healthpeak® | DOC LISTED NYSE

Operating Expenses

In thousands

	Three Months Ended				
	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Outpatient Medical	$ 65,691	$ 81,268	$ 111,702	$ 106,484	$ 106,539
Lab	56,964	56,840	56,656	64,075	62,049
CCRC	105,920	105,621	105,469	109,720	108,438
Other	—	—	—	—	—
Corporate Non-segment	(4,174)	—	—	—	—
Operating expenses	**$ 224,401**	**$ 243,729**	**$ 273,827**	**$ 280,279**	**$ 277,026**
Outpatient Medical	295	1,083	2,464	2,832	2,655
Lab	1,104	1,324	1,528	1,811	1,703
CCRC	—	—	—	—	—
Other	15,748	16,099	15,790	16,226	16,224
Corporate Non-segment	—	—	—	—	—
Healthpeak's share of unconsolidated joint venture operating expenses	**$ 17,147**	**$ 18,506**	**$ 19,782**	**$ 20,869**	**$ 20,582**
Outpatient Medical	(2,443)	(2,430)	(2,609)	(2,851)	(2,692)
Lab	(48)	(43)	(9)	—	—
CCRC	—	—	—	—	—
Other	—	—	—	—	—
Corporate Non-segment	—	—	—	—	—
Noncontrolling interests' share of consolidated joint venture operating expenses	**$ (2,491)**	**$ (2,473)**	**$ (2,618)**	**$ (2,851)**	**$ (2,692)**
Outpatient Medical	—	—	—	—	—
Lab	—	—	—	—	—
CCRC	—	—	—	—	—
Other	—	—	—	—	—
Corporate Non-segment	(4,174)	—	—	—	—
Non-property level operating expenses	**$ (4,174)**	**$ —**	**$ —**	**$ —**	**$ —**
Outpatient Medical	(675)	(884)	(1,671)	(1,741)	(1,791)
Lab	612	308	301	253	275
CCRC	940	1	1,738	(95)	1,479
Other	(505)	(9)	(244)	3	(88)
Corporate Non-segment	—	—	—	—	—
Non-cash adjustments to operating expenses	**$ 372**	**$ (584)**	**$ 124**	**$ (1,580)**	**$ (125)**
Outpatient Medical	62,868	79,037	109,886	104,724	104,711
Lab	58,632	58,429	58,476	66,139	64,027
CCRC	106,860	105,622	107,207	109,625	109,917
Other	15,243	16,090	15,546	16,229	16,136
Corporate Non-segment	—	—	—	—	—
Portfolio Cash Operating Expenses[2]	**$ 243,603**	**$ 259,178**	**$ 291,115**	**$ 296,717**	**$ 294,791**

Continued



Operating Expenses

In thousands

	Three Months Ended				
	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Outpatient Medical	$ 36,300	$ 29,131	$ —	$ —	$ —
Lab	—	—	—	—	—
CCRC	—	—	—	—	—
Other	—	—	—	—	—
Corporate Non-segment	—	—	—	—	—
Pre-Merger legacy Physicians Realty Trust Cash Operating Expenses	$ 36,300	$ 29,131	$ —	$ —	$ —
Outpatient Medical	(4,950)	(10,888)	(11,831)	(6,199)	(3,803)
Lab	(12,740)	(11,723)	(11,537)	(13,101)	(14,149)
CCRC	(504)	(627)	(440)	(635)	(626)
Other	(15,243)	(16,090)	(15,546)	(16,229)	(16,136)
Corporate Non-segment	—	—	—	—	—
Merger-Combined non-SS Cash Operating Expenses	$ (33,437)	$ (39,328)	$ (39,354)	$ (36,164)	$ (34,714)
Outpatient Medical	94,218	97,280	98,055	98,525	100,908
Lab	45,892	46,706	46,939	53,038	49,878
CCRC	106,356	104,995	106,767	108,990	109,291
Other	—	—	—	—	—
Corporate Non-segment	—	—	—	—	—
Merger-Combined SS Cash Operating Expenses[3]	$ 246,466	$ 248,981	$ 251,761	$ 260,553	$ 260,077

Healthpeak® | DOC LISTED NYSE

Revenue

In thousands

	Year Ended December 31, 2024	
Outpatient Medical	$	1,205,744
Lab		881,452
CCRC		568,475
Other		40,262
Corporate Non-segment		4,516
Total revenues	**$**	**2,700,449**
Outpatient Medical		—
Lab		—
CCRC		—
Other		(40,262)
Corporate Non-segment		(4,516)
Less: Interest income and other	**$**	**(44,778)**
Outpatient Medical		24,041
Lab		19,733
CCRC		—
Other		86,642
Corporate Non-segment		—
Healthpeak's share of unconsolidated joint venture real estate revenues	**$**	**130,416**
Outpatient Medical		(37,643)
Lab		(196)
CCRC		—
Other		—
Corporate Non-segment		—
Noncontrolling interests' share of consolidated joint venture real estate revenues	**$**	**(37,839)**
Outpatient Medical		(45,054)
Lab		(63,312)
CCRC		—
Other		(239)
Corporate Non-segment		—
Non-cash adjustments to real estate revenues	**$**	**(108,605)**
Outpatient Medical		1,147,088
Lab		837,677
CCRC		568,475
Other		86,403
Corporate Non-segment		—
Portfolio Cash Real Estate Revenues[1]	**$**	**2,639,643**

Operating Expenses

	Year Ended December 31, 2024	
Outpatient Medical	$	405,993
Lab		239,620
CCRC		429,248
Other		—
Corporate Non-segment		—
Operating expenses	**$**	**1,074,861**
Outpatient Medical		9,034
Lab		6,366
CCRC		—
Other		64,339
Corporate Non-segment		—
Healthpeak's share of unconsolidated joint venture operating expenses	**$**	**79,739**
Outpatient Medical		(10,582)
Lab		(52)
CCRC		—
Other		—
Corporate Non-segment		—
Noncontrolling interests' share of consolidated joint venture operating expenses	**$**	**(10,634)**
Outpatient Medical		(6,087)
Lab		1,137
CCRC		3,123
Other		(338)
Corporate Non-segment		—
Non-cash adjustments to operating expenses	**$**	**(2,165)**
Outpatient Medical		398,358
Lab		247,071
CCRC		432,371
Other		64,001
Corporate Non-segment		—
Portfolio Cash Operating Expenses[2]	**$**	**1,141,801**
Outpatient Medical		29,131
Life science		—
CCRC		—
Other		—
Corporate Non-Segment		—
Pre-Merger legacy Physicians Realty Trust Cash Operating Expenses	**$**	**29,131**

Continued

Healthpeak® | DOC LISTED NYSE

Reconciliations

Revenue

In thousands

	Year Ended December 31, 2024	
Outpatient Medical	$	90,529
Lab		—
CCRC		—
Other		—
Corporate Non-segment		—
Pre-Merger legacy Physicians Realty Trust Cash Real Estate Revenue	**$**	**90,529**
Outpatient Medical		(93,546)
Lab		(194,001)
CCRC		(1,215)
Other		(86,403)
Corporate Non-segment		—
Merger-Combined non-SS Cash Real Estate Revenues	**$**	**(375,165)**
Outpatient Medical		1,144,071
Lab		643,676
CCRC		567,260
Other		—
Corporate Non-segment		—
Merger-Combined SS Cash Real Estate Revenues[3]	**$**	**2,355,007**

Operating Expenses

	Year Ended December 31, 2024	
Outpatient Medical	$	(38,280)
Lab		(60,680)
CCRC		(2,328)
Other		(64,001)
Corporate Non-segment		—
Merger-Combined non-SS Cash Operating Expenses	**$**	**(165,289)**
Outpatient Medical		389,209
Lab		186,391
CCRC		430,043
Other		—
Corporate Non-segment		—
Merger-Combined SS Cash Operating Expenses[3]	**$**	**1,005,643**

Healthpeak® | DOC LISTED NYSE

Revenue

In thousands

Year Ended December 31, 2023		
Outpatient Medical	$	753,479
Lab		878,326
CCRC		527,417
Other		21,781
Corporate Non-segment		—
Total revenues	**$**	**2,181,003**
Outpatient Medical		—
Lab		—
CCRC		184
Other		—
Corporate Non-segment		—
Government grant income	**$**	**184**
Outpatient Medical		—
Lab		—
CCRC		—
Other		(21,781)
Corporate Non-segment		—
Less: Interest income and other	**$**	**(21,781)**
Outpatient Medical		3,033
Lab		9,924
CCRC		—
Other		82,426
Corporate Non-segment		—
Healthpeak's share of unconsolidated joint venture real estate revenues	**$**	**95,383**
Outpatient Medical		—
Lab		—
CCRC		—
Other		229
Corporate Non-segment		—
Healthpeak's share of unconsolidated joint venture government grant income	**$**	**229**
Outpatient Medical		(35,073)
Lab		(619)
CCRC		—
Other		—
Corporate Non-segment		—
Noncontrolling interests' share of consolidated joint venture real estate revenues	**$**	**(35,692)**

Operating Expenses

Year Ended December 31, 2023		
Outpatient Medical	$	263,132
Lab		229,630
CCRC		413,472
Other		—
Corporate Non-segment		(4,174)
Operating expenses	**$**	**902,060**
Outpatient Medical		1,189
Lab		4,092
CCRC		—
Other		60,811
Corporate Non-segment		—
Healthpeak's share of unconsolidated joint venture operating expenses	**$**	**66,092**
Outpatient Medical		(9,921)
Lab		(156)
CCRC		—
Other		—
Corporate Non-segment		—
Noncontrolling interests' share of consolidated joint venture operating expenses	**$**	**(10,077)**
Outpatient Medical		—
Lab		—
CCRC		—
Other		—
Corporate Non-segment		(4,174)
Non-property level operating expenses	**$**	**(4,174)**
Outpatient Medical		(2,676)
Lab		961
CCRC		1,618
Other		(443)
Corporate Non-segment		—
Non-cash adjustments to operating expenses	**$**	**(540)**
Outpatient Medical		251,724
Lab		234,527
CCRC		415,090
Other		60,368
Corporate Non-segment		—
Portfolio Cash Operating Expenses[2]	**$**	**961,709**

Continued

Healthpeak® | DOC LISTED NYSE

Revenue

In thousands

Year Ended December 31, 2023		
Outpatient Medical	$	(16,991)
Lab		(35,563)
CCRC		—
Other		(77)
Corporate Non-segment		—
Non-cash adjustments to real estate revenues	**$**	**(52,631)**
Outpatient Medical		704,448
Lab		852,068
CCRC		527,601
Other		82,578
Corporate Non-segment		—
Portfolio Cash Real Estate Revenues[1]	**$**	**2,166,695**
Outpatient Medical		458,720
Lab		—
CCRC		—
Other		—
Corporate Non-segment		—
Pre-Merger legacy Physicians Realty Trust Cash Real Estate Revenue	**$**	**458,720**
Outpatient Medical		(53,130)
Lab		(238,631)
CCRC		(833)
Other		(82,578)
Corporate Non-segment		—
Merger-Combined non-SS Cash Real Estate Revenues	**$**	**(375,172)**
Outpatient Medical		1,110,038
Lab		613,437
CCRC		526,768
Other		—
Corporate Non-segment		—
Merger-Combined SS Cash Real Estate Revenues[3]	**$**	**2,250,243**

Operating Expenses

Year Ended December 31, 2023		
Outpatient Medical	$	149,720
Life science		—
CCRC		—
Other		—
Corporate Non-Segment		—
Pre-Merger legacy Physicians Realty Trust Cash Operating Expenses	**$**	**149,720**
Outpatient Medical		(22,516)
Lab		(56,527)
CCRC		(1,934)
Other		(60,368)
Corporate Non-segment		—
Merger-Combined non-SS Cash Operating Expenses	**$**	**(141,345)**
Outpatient Medical		378,928
Lab		178,000
CCRC		413,156
Other		—
Corporate Non-segment		—
Merger-Combined SS Cash Operating Expenses[3]	**$**	**970,084**

---

(1) Portfolio Cash Real Estate Revenues eliminates the effects of straight-line rents, amortization of market lease intangibles, lease termination fees, and the impact of deferred community fee income.

(2) Portfolio Cash Operating Expenses eliminates the effects of straight-line rents, lease termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fees expense.

(3) Merger-Combined Same-Store Cash Real Estate Revenues and Merger-Combined Same-Store Cash Operating Expenses include the results from operations of the legacy Physicians Realty Trust properties that met the same-store definition as if they were owned by the Company for the entirety of the periods presented.

Healthpeak® | DOC LISTED NYSE

Segment Portfolio NOI and Cash (Adjusted) NOI, Portfolio Income, and SS

In thousands

Total Portfolio

	Three Months Ended				
	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Net income (loss)	$ 75,395	$ 11,177	$ 152,716	$ 92,738	$ 10,672
Interest income and other	(4,979)	(5,751)	(7,832)	(14,301)	(16,894)
Interest expense	52,784	60,907	74,910	74,105	70,508
Depreciation and amortization	188,544	219,219	283,498	280,019	274,469
General and administrative	21,556	23,299	26,718	23,216	23,929
Transaction and merger-related costs	14,417	107,220	7,759	7,134	10,572
Impairments and loan loss reserves, net	(5,445)	11,458	(553)	441	11,632
(Gain) loss on sales of real estate, net	—	(3,255)	(122,044)	(62,325)	8,929
Other (income) expense, net	(2,600)	(78,516)	(4,004)	(982)	24,157
Income tax (benefit) expense	(11,842)	13,698	2,728	1,938	(14,014)
Equity (income) loss from unconsolidated joint ventures	(3,558)	(2,376)	(51)	3,834	108
Healthpeak's share of unconsolidated joint venture NOI	8,295	10,627	12,800	13,324	13,926
Noncontrolling interests' share of consolidated joint venture NOI	(6,390)	(6,566)	(6,756)	(6,883)	(7,000)
Non-property level NOI	(4,174)	—	—	—	—
Adjustments to NOI[1]	(14,361)	(27,609)	(25,232)	(27,899)	(25,700)
Portfolio Adjusted NOI	$ 307,642	$ 333,532	$ 394,657	$ 384,359	$ 385,294
Pre-Merger legacy Physicians Realty Trust Adjusted NOI	42,090	61,398	—	—	—
Merger-Combined non-SS Adjusted NOI	(17,178)	(55,778)	(49,710)	(37,862)	(34,646)
Merger-Combined SS Adjusted NOI[2]	$ 332,554	$ 339,152	$ 344,947	$ 346,497	$ 350,648

Outpatient Medical

	Three Months Ended				
	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Net income (loss)	$ 48,580	$ 49,684	$ 108,586	$ 94,960	$ 32,066
Interest expense	1,979	3,131	4,070	4,268	3,686
Depreciation and amortization	74,067	106,292	173,408	168,120	162,592
Transaction and merger-related costs	949	113	41	889	1,137
Impairments and loan loss reserves, net	—	—	—	—	13,118
(Gain) loss on sales of real estate, net	—	(3,255)	(66,831)	(62,325)	(5,832)
Other (income) expense, net	(2,180)	(71)	(1,383)	78	1,122
Equity (income) loss from unconsolidated joint ventures	(251)	1,110	2,922	5,185	2,870
Healthpeak's share of unconsolidated joint venture NOI	493	1,656	4,439	4,233	4,679
Noncontrolling interests' share of consolidated joint venture NOI	(6,267)	(6,446)	(6,732)	(6,883)	(7,000)
Adjustments to NOI[1]	(2,938)	(6,127)	(10,430)	(11,020)	(11,390)
Portfolio Adjusted NOI	$ 114,432	$ 146,087	$ 208,090	$ 197,505	$ 197,048
Pre-Merger legacy Physicians Realty Trust Adjusted NOI	42,090	61,398	—	—	—
Merger-Combined non-SS Adjusted NOI	29,987	(19,798)	(18,407)	(5,154)	(4,739)
Merger-Combined SS Adjusted NOI[2]	$ 186,509	$ 187,687	$ 189,683	$ 192,351	$ 192,309

Continued



Segment Portfolio NOI and Cash (Adjusted) NOI, Portfolio Income, and SS

In thousands

Lab

	Three Months Ended				
	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Net income (loss)	$ 86,913	$ 169,798	$ 138,830	$ 85,240	$ 83,305
Depreciation and amortization	80,886	78,908	75,947	77,625	77,127
Transaction and merger-related costs	124	9	478	4	12
(Gain) loss on sales of real estate, net	—	—	(55,213)	—	(298)
Other (income) expense, net	(6)	(78,983)	(185)	402	(2,496)
Equity (income) loss from unconsolidated joint ventures	(1,384)	(2,811)	(2,247)	(1,754)	(1,866)
Healthpeak's share of unconsolidated joint venture NOI	2,302	3,537	2,773	3,431	3,626
Noncontrolling interests' share of consolidated joint venture NOI	(123)	(120)	(24)	—	—
Adjustments to NOI[1]	(10,907)	(21,435)	(13,289)	(16,900)	(12,825)
Portfolio Adjusted NOI	$ 157,805	$ 148,903	$ 147,070	$ 148,048	$ 146,585
Merger-Combined non-SS Adjusted NOI	(41,487)	(30,921)	(25,623)	(27,453)	(24,613)
Merger-Combined SS Adjusted NOI[2]	$ 116,318	$ 117,982	$ 121,447	$ 120,595	$ 121,972

CCRC

	Three Months Ended				
	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Net income (loss)	$ (6,213)	$ (2,172)	$ (160)	$ (2,827)	$ (25,978)
Interest expense	1,541	996	984	984	978
Depreciation and amortization	33,591	34,019	34,143	34,274	34,750
Transaction and merger-related costs	1,469	73	(24)	—	11
Other (income) expense, net	33	239	479	694	27,764
Adjustments to NOI[1]	(940)	—	(1,739)	95	(1,479)
Portfolio Adjusted NOI	$ 29,481	$ 33,155	$ 33,683	$ 33,220	$ 36,046
Merger-Combined non-SS Adjusted NOI	246	328	134	331	321
Merger-Combined SS Adjusted NOI[2]	$ 29,727	$ 33,483	$ 33,817	$ 33,551	$ 36,367

Other

	Three Months Ended				
	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Net income (loss)	$ 12,338	$ (5,724)	$ 8,195	$ 12,282	$ 2,522
Interest income and other	(4,979)	(5,059)	(6,878)	(13,126)	(15,199)
Impairments and loan loss reserves, net	(5,445)	11,458	(553)	441	(1,486)
(Gain) loss on sales of real estate, net	—	—	—	—	15,059
Other (income) expense, net	9	—	(38)	—	—
Equity (income) loss from unconsolidated joint ventures	(1,923)	(675)	(726)	403	(896)
Healthpeak's share of unconsolidated joint venture NOI	5,500	5,434	5,588	5,660	5,621
Adjustments to NOI[1]	424	(47)	226	(74)	(6)
Portfolio Adjusted NOI	$ 5,924	$ 5,387	$ 5,814	$ 5,586	$ 5,615
Merger-Combined non-SS Adjusted NOI	(5,924)	(5,387)	(5,814)	(5,586)	(5,615)
Merger-Combined SS Adjusted NOI[2]	$ —	$ —	$ —	$ —	$ —

Continued



Segment Portfolio NOI and Cash (Adjusted) NOI, Portfolio Income, and SS

In thousands

Corporate Non-Segment	**Three Months Ended**				
	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Net income (loss)	$ (66,223)	$ (200,409)	$ (102,735)	$ (96,917)	$ (81,243)
Interest income and other	—	(692)	(954)	(1,175)	(1,695)
Interest expense	49,264	56,780	69,856	68,853	65,844
General and administrative	21,556	23,299	26,718	23,216	23,929
Transaction and merger-related costs	11,875	107,025	7,264	6,241	9,412
Other (income) expense, net	(456)	299	(2,877)	(2,156)	(2,233)
Income tax (benefit) expense	(11,842)	13,698	2,728	1,938	(14,014)
Non-property level NOI	(4,174)	—	—	—	—
Merger-Combined SS Adjusted NOI[2]	$ —	$ —	$ —	$ —	$ —

Segment Portfolio NOI and Cash (Adjusted) NOI, Portfolio Income, and SS

In thousands

For the year ended December 31, 2024

	Outpatient Medical	Lab	CCRC	Other Non-reportable	Corporate Non-segment	Total
Net income (loss)	$ 285,296	$ 477,173	$ (31,137)	$ 17,275	$ (481,304)	$ 267,303
Interest income and other	—	—	—	(40,262)	(4,516)	(44,778)
Interest expense	15,155	—	3,942	—	261,333	280,430
Depreciation and amortization	610,412	309,607	137,186	—	—	1,057,205
General and administrative	—	—	—	—	97,162	97,162
Transaction and merger-related costs	2,180	503	60	—	129,942	132,685
Impairments and loan loss reserves, net	13,118	—	—	9,860	—	22,978
(Gain) loss on sales of real estate, net	(138,243)	(55,511)	—	15,059	—	(178,695)
Other (income) expense, net	(254)	(81,262)	29,176	(38)	(6,967)	(59,345)
Income tax (benefit) expense	—	—	—	—	4,350	4,350
Equity (income) loss from unconsolidated joint ventures	12,087	(8,678)	—	(1,894)	—	1,515
Healthpeak's share of unconsolidated joint venture NOI	15,007	13,367	—	22,303	—	50,677
Noncontrolling interests' share of consolidated joint venture NOI	(27,061)	(144)	—	—	—	(27,205)
Adjustments to NOI[1]	(38,967)	(64,449)	(3,123)	99	—	(106,440)
Portfolio Adjusted NOI	$ 748,730	$ 590,606	$ 136,104	$ 22,402	$ —	$ 1,497,842
Pre-Merger legacy Physicians Realty Trust Adjusted NOI	61,398	—	—	—	—	61,398
Merger-Combined non-SS Adjusted NOI	(55,266)	(133,321)	1,113	(22,402)	—	(209,876)
Merger-Combined SS Adjusted NOI[2]	$ 754,862	$ 457,285	$ 137,217	$ —	$ —	$ 1,349,364

Healthpeak® | DOC LISTED NYSE

Segment Portfolio NOI and Cash (Adjusted) NOI, Portfolio Income, and SS

In thousands

For the year ended December 31, 2023

	Outpatient Medical	Lab	CCRC	Other Non-reportable	Corporate Non-segment	Total
Net income (loss)	$ 216,618	$ 385,059	$ (26,587)	$ 36,783	$ (277,116)	$ 334,757
Interest income and other	—	—	—	(21,781)	—	(21,781)
Interest expense	7,770	—	7,010	—	185,551	200,331
Depreciation and amortization	289,683	328,349	131,869	—	—	749,901
General and administrative	—	—	—	—	95,132	95,132
Transaction and merger-related costs	1,120	333	1,881	—	14,181	17,515
Impairments and loan loss reserves, net	—	—	—	(5,601)	—	(5,601)
(Gain) loss on sales of real estate, net	(21,312)	(60,498)	—	(4,653)	—	(86,463)
Other (income) expense, net	(2,697)	(7)	(228)	81	(3,957)	(6,808)
Government grant income	—	—	184	—	—	184
Income tax (benefit) expense	—	—	—	—	(9,617)	(9,617)
Equity (income) loss from unconsolidated joint ventures	(835)	(4,540)	—	(4,829)	—	(10,204)
Healthpeak's share of unconsolidated joint venture NOI	1,844	5,832	—	21,844	—	29,520
Noncontrolling interests' share of consolidated joint venture NOI	(25,152)	(463)	—	—	—	(25,615)
Non-property level NOI	—	—	—	—	(4,174)	(4,174)
Adjustments to NOI[1]	(14,314)	(36,524)	(1,618)	366	—	(52,090)
Portfolio Adjusted NOI	$ 452,725	$ 617,541	$ 112,511	$ 22,210	$ —	$ 1,204,987
Pre-Merger legacy Physicians Realty Trust Adjusted NOI	309,000	—	—	—	—	309,000
Merger-Combined non-SS Adjusted NOI	(30,615)	(182,104)	1,101	(22,210)	—	(233,828)
Merger-Combined SS Adjusted NOI[2]	$ 731,110	$ 435,437	$ 113,612	$ —	$ —	$ 1,280,159

---

(1)   Adjustments to NOI eliminates the effects of straight-line rents, amortization of market lease intangibles, lease termination fees, the impact of deferred community fee income, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fees expense.

(2)   Merger-Combined Same-Store Adjusted NOI include the results from operations of the legacy Physicians Realty Trust properties that met the same-store definition as if they were owned by the Company for the entirety of the periods presented.

Healthpeak® | **DOC** LISTED NYSE

Property Count Reconciliations

As of December 31, 2024

	Property Count Reconciliation				
	Outpatient Medical	Lab	CCRC	Other	Total
Prior Quarter Total Property Count	527	139	15	19	700
Assets sold	(3)	—	—	—	(3)
Current Quarter Total Property Count	524	139	15	19	697
Recent acquisitions	(2)	—	—	—	(2)
Assets in Development	(5)	(4)	—	—	(9)
Recently completed Developments	(3)	(1)	—	—	(4)
Assets in Redevelopment	—	(24)	—	—	(24)
Recently completed Redevelopments	(1)	(2)	—	—	(3)
Assets held for sale	(1)	—	—	—	(1)
Segment exclusions	—	—	—	(19)	(19)
Significant tenant relocation	—	(1)	—	—	(1)
Three-Month SS Property Count	512	107	15	—	634
Recent acquisitions	(3)	—	—	—	(3)
Recently completed Redevelopments	(3)	(3)	—	—	(6)
Twelve-Month SS Property Count	506	104	15	—	625

	Sequential SS				
	Outpatient Medical	Lab	CCRC	Other	Total
Prior Quarter Three-Month SS Property Count	513	111	15	—	639
Acquisitions	1	—	—	—	1
Assets in Redevelopment	—	(6)	—	—	(6)
Prior Development/Redevelopment	2	2	—	—	4
Assets held for sale	(1)	—	—	—	(1)
Assets sold	(3)	—	—	—	(3)
Current Quarter Three-Month SS Property Count	512	107	15	—	634

Healthpeak® | DOC LISTED NYSE

Common Stock and Equivalents

In thousands

	Shares Outstanding December 31, 2024	Weighted Average Shares Three Months Ended December 31, 2024				Weighted Average Shares Twelve Months Ended December 31, 2024			
		Diluted EPS	Diluted Nareit FFO	Diluted FFO as Adjusted	Diluted AFFO	Diluted EPS	Diluted Nareit FFO	Diluted FFO as Adjusted	Diluted AFFO
Common stock	699,485	699,457	699,457	699,457	699,457	675,680	675,680	675,680	675,680
Common stock equivalent securities[1]:									
Restricted stock units	875	139	139	139	139	148	148	148	148
OP units	3,177	—	1,524	1,524	1,524	405	1,232	1,232	1,232
Convertible partnership units	13,510	—	13,528	13,528	13,528	—	12,578	12,578	12,578
Total common stock and equivalents	717,047	699,596	714,648	714,648	714,648	676,233	689,638	689,638	689,638

(1)   The weighted average shares for the three and twelve months ended December 31, 2024 represent the current dilutive impact, using the treasury stock method, of approximately 1 million restricted stock units, 3.2 million OP Units, and 13.5 million DownREIT units.

Healthpeak® | DOC LISTED NYSE

Net Income to Adjusted EBITDAre

In thousands

	Three Months Ended December 31, 2024		Twelve Months Ended December 31, 2024	
Net income (loss)	$	10,672	$	267,303
Interest expense		70,508		280,430
Income tax expense (benefit)		(14,014)		4,350
Depreciation and amortization		274,469		1,057,205
Other depreciation and amortization		1,005		3,679
Loss (gain) on sales of real estate		8,929		(178,695)
Loss (gain) upon change of control		—		(77,548)
Impairments (recoveries) of depreciable real estate		13,118		13,118
Share of unconsolidated JV:				
Interest expense		3,614		14,419
Income tax expense (benefit)		222		572
Depreciation and amortization		12,441		44,961
EBITDAre	$	380,964	$	1,429,794
Transaction and merger-related items		6,181		115,123
Other impairments (recoveries) and other losses (gains)		(2,360)		9,381
Casualty-related charges (recoveries)		29,517		30,387
Stock-based compensation amortization expense		3,608		15,543
Impact of transactions closed during the period[1]		(85)		52,288
Adjusted EBITDAre[2]	$	417,825	$	1,652,516
Impact of transactions closed during the period[1]		85		(52,288)
Fixed Charge Coverage Adjusted EBITDAre[3]	$	417,910	$	1,600,228

Adjusted Fixed Charge Coverage

In thousands

	Three Months Ended December 31, 2024		Twelve Months Ended December 31, 2024	
Interest expense, including unconsolidated JV interest expense at share	$	74,122	$	294,849
Capitalized interest, including unconsolidated JV capitalized interest at share		20,968		69,843
Fixed Charges	$	95,090	$	364,692
Adjusted Fixed Charge Coverage[2]		4.4x		4.4x

---

(1)   Adjustment reflects the impact of transactions that closed during the period as if the transactions were completed at the beginning of the period.

(2)   Beginning in the first quarter of 2025, we will report Adjusted EBITDAre under our revised definition, which includes an adjustment for CCRC non-refundable entrance fee cash collections in excess of (less than) the related amortization. Under this revised definition, Adjusted EBITDAre would be $441 million and $1.71 billion, respectively, and Adjusted Fixed Charge Coverage would be 4.6x and 4.5x, respectively, for the three and twelve months ended December 31, 2024.

(3)   Fixed Charge Coverage Adjusted EBITDAre is utilized in the calculation of Adjusted Fixed Charge Coverage and excludes the impact of transactions that closed during the period for consistency with the calculation of Fixed Charges.



Enterprise Debt and Net Debt

In thousands

		December 31, 2024
Bank line of credit and commercial paper	$	150,000
Term loans		1,646,043
Senior unsecured notes		6,563,256
Mortgage debt		356,750
Consolidated Debt	$	**8,716,049**
Share of unconsolidated JV mortgage debt		186,767
Enterprise Debt	$	**8,902,816**
Cash and cash equivalents		(119,818)
Share of unconsolidated JV cash and cash equivalents		(29,015)
Restricted cash		(64,487)
Share of unconsolidated JV restricted cash		(4,051)
Net Debt	$	**8,685,445**

Financial Leverage

In thousands

		December 31, 2024
Enterprise Debt	$	8,902,816
Enterprise Gross Assets		25,114,400
Financial Leverage		35.4%

Secured Debt Ratio

In thousands

		December 31, 2024
Mortgage debt	$	356,750
Share of unconsolidated JV mortgage debt		186,767
Enterprise Secured Debt	$	**543,517**
Enterprise Gross Assets	$	25,114,400
Secured Debt Ratio		2.2%

Net Debt to Adjusted EBITDAre

In thousands

	Three Months Ended December 31, 2024		Twelve Months Ended December 31, 2024
Net Debt	$ 8,685,445	$	8,685,445
Annualized Adjusted EBITDAre[1]	1,671,300		1,652,516
Net Debt to Adjusted EBITDAre[2]	5.2x		5.3x

(1) Represents the current quarter Adjusted EBITDAre multiplied by a factor of four.

(2) Beginning in the first quarter of 2025, we will report Adjusted EBITDAre under our revised definition, which includes an adjustment for CCRC non-refundable entrance fee cash collections in excess of (less than) the related amortization. Under this revised definition, Net Debt to Adjusted EBITDAre would be 4.9x and 5.1x, respectively, for the three and twelve months ended December 31, 2024.



Healthpeak's Share of Unconsolidated Joint Venture NOI

In thousands

Total Portfolio

	Three Months Ended				
	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Equity income (loss) from unconsolidated joint ventures	$ 3,558	$ 2,376	$ 51	$ (3,834)	$ (108)
Depreciation and amortization	6,724	8,772	11,621	12,127	12,441
General and administrative	199	337	79	353	348
Other (income) expense, net	(2,389)	(1,005)	883	4,670	1,039
Income tax (benefit) expense	203	147	166	8	206
Healthpeak's share of unconsolidated joint venture NOI	$ 8,295	$ 10,627	$ 12,800	$ 13,324	$ 13,926

Outpatient Medical

	Three Months Ended				
	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Equity income (loss) from unconsolidated joint ventures	$ 251	$ (1,110)	$ (2,922)	$ (5,185)	$ (2,870)
Depreciation and amortization	241	1,615	4,270	4,253	4,388
General and administrative	(3)	44	133	91	95
Other (income) expense, net	—	1,099	2,965	5,082	3,074
Income tax (benefit) expense	4	8	(7)	(8)	(8)
Healthpeak's share of unconsolidated joint venture NOI	$ 493	$ 1,656	$ 4,439	$ 4,233	$ 4,679

Lab

	Three Months Ended				
	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Equity income (loss) from unconsolidated joint ventures	$ 1,384	$ 2,811	$ 2,247	$ 1,754	$ 1,865
Depreciation and amortization	1,992	2,573	2,693	3,194	3,380
General and administrative	134	217	(53)	242	258
Other (income) expense, net	(1,208)	(2,064)	(2,114)	(1,759)	(1,877)
Healthpeak's share of unconsolidated joint venture NOI	$ 2,302	$ 3,537	$ 2,773	$ 3,431	$ 3,626

Other

	Three Months Ended				
	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Equity income (loss) from unconsolidated joint ventures	$ 1,923	$ 675	$ 726	$ (403)	$ 897
Depreciation and amortization	4,491	4,584	4,658	4,680	4,673
General and administrative	68	76	(1)	20	(5)
Other (income) expense, net	(1,181)	(40)	32	1,347	(158)
Income tax (benefit) expense	199	139	173	16	214
Healthpeak's share of unconsolidated joint venture NOI	$ 5,500	$ 5,434	$ 5,588	$ 5,660	$ 5,621

Healthpeak® | DOC LISTED NYSE

Healthpeak's Share of Unconsolidated Joint Venture NOI

In thousands

For the year ended December 31, 2024

	Outpatient Medical		Lab		Other		Total	
Equity income (loss) from unconsolidated joint ventures	$	(12,087)	$	8,677	$	1,895	$	(1,515)
Depreciation and amortization		14,526		11,840		18,595		44,961
General and administrative		363		664		90		1,117
Other (income) expense, net		12,220		(7,814)		1,181		5,587
Income tax (benefit) expense		(15)		—		542		527
Healthpeak's share of unconsolidated joint venture NOI	$	15,007	$	13,367	$	22,303	$	50,677

For the year ended December 31, 2023

	Outpatient Medical		Lab		Other		Total	
Equity income (loss) from unconsolidated joint ventures	$	835	$	4,540	$	4,829	$	10,204
Depreciation and amortization		953		6,496		17,351		24,800
General and administrative		40		908		211		1,159
Other (income) expense, net		—		(6,112)		(1,230)		(7,342)
Income tax (benefit) expense		16		—		683		699
Healthpeak's share of unconsolidated joint venture NOI	$	1,844	$	5,832	$	21,844	$	29,520



Noncontrolling Interests' Share of Consolidated Joint Venture NOI

In thousands

Total Portfolio

	Three Months Ended				
	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Income (loss) from continuing operations attributable to noncontrolling interest	$ 4,451	$ 4,501	$ 6,669	$ 6,866	$ 6,125
Depreciation and amortization	4,502	4,452	4,614	4,415	4,520
Other (income) expense, net	23	124	84	207	923
Dividends attributable to noncontrolling interest	(2,586)	(2,511)	(4,611)	(4,605)	(4,568)
Noncontrolling interests' share of consolidated joint venture NOI	$ 6,390	$ 6,566	$ 6,756	$ 6,883	$ 7,000

Outpatient Medical

	Three Months Ended				
	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Income (loss) from continuing operations attributable to noncontrolling interest	$ 3,162	$ 3,266	$ 5,398	$ 5,661	$ 4,890
Depreciation and amortization	4,452	4,402	4,603	4,415	4,520
Other (income) expense, net	117	215	107	177	923
Dividends attributable to noncontrolling interest	(1,464)	(1,437)	(3,376)	(3,370)	(3,333)
Noncontrolling interests' share of consolidated joint venture NOI	$ 6,267	$ 6,446	$ 6,732	$ 6,883	$ 7,000

Lab

	Three Months Ended				
	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Income (loss) from continuing operations attributable to noncontrolling interest	$ 1,093	$ 1,044	$ 949	$ 883	$ 913
Depreciation and amortization	50	50	11	—	—
Other (income) expense, net	(94)	(91)	(23)	30	—
Dividends attributable to noncontrolling interest	(926)	(883)	(913)	(913)	(913)
Noncontrolling interests' share of consolidated joint venture NOI	$ 123	$ 120	$ 24	$ —	$ —

Corporate Non-segment

	Three Months Ended				
	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Income (loss) from continuing operations attributable to noncontrolling interest	$ 196	$ 191	$ 322	$ 322	$ 322
Dividends attributable to noncontrolling interest	(196)	(191)	(322)	(322)	(322)
Noncontrolling interests' share of consolidated joint venture NOI	$ —	$ —	$ —	$ —	$ —

Healthpeak® | DOC LISTED NYSE

Reconciliations

Noncontrolling Interests' Share of Consolidated Joint Venture NOI

In thousands

For the year ended December 31, 2024

	Outpatient Medical	Lab	Corporate Non-segment	Total
Income (loss) from continuing operations attributable to noncontrolling interest	$ 19,215	$ 3,789	$ 1,157	$ 24,161
Depreciation and amortization	17,939	61	—	18,000
Other (income) expense, net	1,423	(84)	—	1,339
Dividends attributable to noncontrolling interest	(11,516)	(3,622)	(1,157)	(16,295)
Noncontrolling interests' share of consolidated joint venture NOI	$ 27,061	$ 144	$ —	$ 27,205

For the year ended December 31, 2023

	Outpatient Medical	Lab	Corporate Non-segment	Total
Income (loss) from continuing operations attributable to noncontrolling interest	$ 23,447	$ 4,715	$ 586	$ 28,748
(Gain) loss on sales of real estate, net	(11,133)	(413)	—	(11,546)
Depreciation and amortization	18,069	192	—	18,261
Other (income) expense, net	554	(372)	—	182
Dividends attributable to noncontrolling interest	(5,785)	(3,659)	(586)	(10,030)
Noncontrolling interests' share of consolidated joint venture NOI	$ 25,152	$ 463	$ —	$ 25,615

Healthpeak® | DOC LISTED NYSE

REVPOR CCRC[1]

In thousands, except per month data

		Three Months Ended			
REVPOR CCRC	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Portfolio Cash Real Estate Revenues[2]	$ 136,340	$ 138,777	$ 140,890	$ 142,845	$ 145,963
REVPOR CCRC revenues	$ 136,340	$ 138,777	$ 140,890	$ 142,845	$ 145,963
Average occupied units/month	6,031	6,043	6,049	6,013	6,060
REVPOR CCRC per month[3]	$ 7,536	$ 7,655	$ 7,764	$ 7,919	$ 8,028

		Three Months Ended			
REVPOR CCRC excluding NREF Amortization	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
REVPOR CCRC revenues	$ 136,340	$ 138,777	$ 140,890	$ 142,845	$ 145,963
NREF Amortization	(22,105)	(21,577)	(21,401)	(22,622)	(23,394)
REVPOR CCRC revenues excluding NREF Amortization	$ 114,235	$ 117,200	$ 119,489	$ 120,223	$ 122,569
Average occupied units/month	6,031	6,043	6,049	6,013	6,060
REVPOR CCRC excluding NREF Amortization per month[3]	$ 6,314	$ 6,465	$ 6,585	$ 6,665	$ 6,742

---

(1)   May not foot due to rounding.

(2)   See pages 12 and 13 of this document for a reconciliation of Portfolio Cash Real Estate Revenues.

(3)   Represents the quarter REVPOR CCRC divided by a factor of three.

Healthpeak® | DOC LISTED NYSE

REVPOR[1]

In thousands, except per month data

		Three Months Ended			
REVPOR Other	**December 31, 2023**	**March 31, 2024**	**June 30, 2024**	**September 30, 2024**	**December 31, 2024**
Portfolio Cash Real Estate Revenues[2]	$ 21,167	$ 21,477	$ 21,360	$ 21,815	$ 21,751
REVPOR revenues	**$ 21,167**	**$ 21,477**	**$ 21,360**	**$ 21,815**	**$ 21,751**
Average occupied units/month	1,410	1,401	1,415	1,450	1,461
REVPOR per month[3]	$ 5,005	$ 5,109	$ 5,032	$ 5,016	$ 4,963

---

(1)   May not foot due to rounding.

(2)   See pages 12 and 13 of this document for a reconciliation of Portfolio Cash Real Estate Revenues.

(3)   Represents the quarter REVPOR divided by a factor of three.

Healthpeak ® | DOC LISTED NYSE

FORWARD-LOOKING STATEMENTS

This Discussion and Reconciliation of Non-GAAP Financial Measures may include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. All statements other than statements of historical fact are "forward-looking statements" for purposes of federal and state securities laws. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which we operate and beliefs of and assumptions made by our management, involve uncertainties that could significantly affect our financial or operating results. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "predicts," "projects," "forecasts," "will," "may," "potential," "can," "could," "should," "pro forma," and variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about our business outlook, 2025 guidance, future acquisitions, dispositions, developments, financing activity, leasing activity, financial and operating results, plans, objectives, expectations, and intentions. All statements that address operating performance, events, or developments that Healthpeak expects or anticipates will occur in the future—including statements relating to creating value for stockholders, and the expected benefits of integration of operations relating to the merger with Physicians Realty Trust and property management internalization—are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with: macroeconomic trends that may increase construction, labor and other operating costs; changes within the life science industry; significant regulation, funding requirements, and uncertainty faced by our lab tenants; factors adversely affecting our tenants', operators', or borrowers' ability to meet their financial and other contractual obligations to us; the insolvency or bankruptcy of one or more of our major tenants, operators, or borrowers; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in that specific sector than if we invested across multiple sectors; the illiquidity of real estate investments; our ability to identify and secure new or replacement tenants and operators; our property development, redevelopment, and tenant improvement risks, which can render a project less profitable or unprofitable and delay or prevent its undertaking or completion; the ability of the hospitals on whose campuses our outpatient medical buildings are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to develop, maintain, or expand hospital and health system client relationships; operational risks associated with our senior housing properties managed by third parties, including our properties operated through structures permitted by the Housing and Economic Recovery Act of 2008, which includes most of the provisions previously proposed in the REIT Investment Diversification and Empowerment Act of 2007 (commonly referred to as "RIDEA"); economic conditions, natural disasters, weather, and other conditions that negatively affect geographic areas where we have concentrated investments; uninsured or underinsured losses, which could result in a significant loss of capital invested in a property, lower than expected future revenues, and unanticipated expenses; our use of joint ventures may limit our returns on and our flexibility with jointly owned investments; our use of rent escalators or contingent rent provisions in our leases; competition for suitable healthcare properties to grow our investment portfolio; our ability to exercise rights on collateral securing our real estate-related loans; any requirement that we recognize reserves, allowances, credit losses, or impairment charges; investment of substantial resources and time in transactions that are not consummated; our ability to successfully integrate or operate acquisitions or internalize property management; the potential impact of unfavorable resolution of litigation or disputes and resulting rising liability and insurance costs; environmental compliance costs and liabilities associated with our real estate investments; environmental, social and governance and sustainability commitments and requirements, as well as stakeholder expectations; epidemics, pandemics, or other infectious diseases, including the coronavirus disease (Covid), and health and safety measures intended to reduce their spread; human capital risks, including the loss or limited availability of our key personnel; our reliance on information technology and any material failure, inadequacy, interruption, or security failure of that technology; the use of, or inability to use, artificial intelligence by us, our tenants, our vendors, and our investors; volatility, disruption, or uncertainty in the financial markets; increased borrowing costs, which could impact our ability to refinance existing debt, sell properties, and conduct investment activities; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; the availability of external capital on acceptable terms or at all; an increase in our level of indebtedness; covenants in our debt instruments, which may limit our operational flexibility, and breaches of these covenants; volatility in the market price and trading volume of our common stock; adverse changes in our credit ratings; the failure of our tenants, operators, and borrowers to comply with federal, state, and local laws and regulations, including resident health and safety requirements, as well as licensure, certification, and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety, and other regulations; laws or regulations prohibiting eviction of our tenants; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administrative decisions affecting the Centers for Medicare and Medicaid Services; our participation in the Coronavirus, Aid, Relief and Economic Security Act Provider Relief Fund and other Covid-related stimulus and relief programs; changes in federal, state, or local laws or regulations that may limit our opportunities to participate in the ownership of, or investment in, healthcare real estate; our ability to successfully integrate our operations with Physicians Realty Trust and realize the anticipated synergies of our merger with Physicians Realty Trust and benefits of property management internalization; our ability to maintain our qualification as a real estate investment trust ("REIT"); our taxable REIT subsidiaries being subject to corporate level tax; tax imposed on any net income from "prohibited transactions"; changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; tax protection agreements that may limit our ability to dispose of certain properties and may require us to maintain certain debt levels; ownership limits in our charter that restrict ownership in our stock; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; conflicts of interest between the interests of our stockholders and the interests of holders of Healthpeak OP, LLC ("Healthpeak OP") common units; provisions in the operating agreement of Healthpeak OP and other agreements that may delay or prevent unsolicited acquisitions and other transactions; our status as a holding company of Healthpeak OP; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings.

Moreover, other risks and uncertainties of which we are not currently aware may also affect our forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by us on our website or otherwise. We do not undertake any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

